UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 1-06571

Employer Identification Number: 22-1918501

Plan Number: 002

THE SCHERING-PLOUGH PUERTO RICO EMPLOYEES’ RETIREMENT SAVINGS PLAN

(Full title of the plan)

MERCK & CO., INC.

(Name of issuer of the securities held pursuant to the plan)

One Merck Drive

P.O. Box 100

Whitehouse Station, New Jersey 08889-0100

(Address of principal executive office)

THE SCHERING-PLOUGH PUERTO RICO

EMPLOYEES’ RETIREMENT SAVINGS PLAN

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico

June 27, 2012

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,

	2011	2010

Assets
Investments
Investments, at fair value	$32,701,931	$32,482,065

Receivables
Dividends	—	53,841
Employer contribution	19,022	33,959
Participant contributions	28,631	39,344
Notes receivable from participants	1,662,182	1,464,566

Total receivables	1,709,835	1,591,710

Cash and cash equivalents	10,330	—

Net assets available for benefits	$34,422,096	$34,073,775

The accompanying notes are an integral part of these financial statements.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions to net assets attributed to
Investment income (loss)
Net depreciation in fair value of investments	$(2,136,581)
Interest and dividends	536,764
Plan interest in Master Trust investment income	1,737,633

Net investment income	137,816

Interest income, notes receivable from participants	75,334

Contributions to the Plan
By participants	1,536,283
By employer	1,094,366

Total contributions	2,630,649

Total additions	2,843,799

Deductions from net assets attributed to
Benefits paid to participants	(2,495,478)

Total deductions	(2,495,478)

Net increase	348,321

Net assets available for benefits
Beginning of year	34,073,775

End of year	$34,422,096

The accompanying notes are an integral part of these financial statements.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Notes to Financial Statements

1.	Description of Plan

The following description of The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan established effective April 1, 1990. Schering-Plough Products, L.L.C., a subsidiary of Merck & Co., Inc. (“Merck” or the “Company”), is the Plan Sponsor (the “Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is intended to encourage retirement savings by eligible employees of Schering-Plough Products, L.L.C. and any of its affiliated companies that adopt the Plan. Participants direct the investment of their contributions into any fund investment option available under the Plan, including Merck common stock. Through September 30, 2011, the Plan offered 14 registered investment companies (mutual funds) and one separately managed account. On October 1, 2011, the investment options changed resulting in the Plan offering 5 registered investment companies, 4 common/collective trusts and 14 separately managed accounts. Also, effective October 1, 2011, the Plan’s recordkeeper changed from Vanguard Group, Inc. to Fidelity Management Trust Company (the “Recordkeeper”). Banco Popular serves as the Plan’s trustee (the “Trustee”).

Generally, all Puerto Rico employees of Schering-Plough Products, L.L.C. and Schering-Plough del Caribe, Inc. are eligible to participate in the Plan on the date of employment. The Plan is administered by management committees appointed by the Company’s Chief Executive Officer, the Compensation and Benefits Committee of the Board of Directors of Merck, or their delegates.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust

On October 1, 2011, a portion of the assets of the Plan and of the MSD Puerto Rico Employee Savings and Security Plan (collectively, the “Puerto Rico Plans”) were combined, for investment purposes only, with the assets of the MSD Employee Stock Purchase and Savings Plan, the MSD Employee Savings and Security Plan, the Schering-Plough Employees’ Savings Plan, the Retirement Savings Plan for the Organon BioSciences US Affiliates, and the Telerx Marketing, Inc. 401(k) Plan into a single master trust (the “Master Trust”). The Puerto Rico Plans participate in the Master Trust for the specific limited purpose of enabling participants in the Puerto Rico Plans to invest in separately managed accounts and common/collective trusts which are record-kept and trusteed pursuant to the Master Trust agreement. The plans do not own specific Master Trust assets but rather maintain individual beneficial interests in such assets.

The portion of fund assets allocable to each plan is based upon the participants’ account balance within each plan. Investment income for each fund is allocated to each plan based on the relationship of each plan’s beneficial interest in the fund to the total beneficial interest of all plans in the fund.

Contributions by Participants

The Plan is designed to permit eligible employees to elect to have a portion of their salary contributed to the Plan on their behalf (“Salary Deferral Contributions”). Under the provisions of the Plan, Salary Deferral Contributions can range from 1 percent to 10 percent of the employee’s annual eligible compensation, in increments of 1 percent, subject to certain regulated limits. Any excess participant contributions are returned to the participant. Also, Salary Deferral Contributions shall not exceed the lesser of: (i) $10,000 (as adjusted pursuant to PR-Code Section 1165(e)(7)(A)); or (ii) in the case of Highly Compensated Employees, the Average Actual Deferral Percentage Limit. Further, pre-tax contribution limits are computed aggregating all pre-tax contributions made to two or more plans described in P.R. Code Section 1165(a), as if they were one single arrangement. The Plan Administrator may, at any time during the Plan Year, restrict the amount of Pre-Tax Contributions allowed by Highly Compensated Employees if it determines that such restriction is necessary in order to assure the Plan’s compliance with the limitations of PR-Code Section 1165(e).

Contributions by Employer

The Company makes matching contributions (dollar-for-dollar) up to 5 percent of annual eligible compensation for employees who elect to make Salary Deferral Contributions to the Plan.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Notes to Financial Statements

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with contributions and allocations of Plan earnings and charged with withdrawals and losses. Allocations are based on participant earnings or account balances, as defined.

Vesting

Participants have a non-forfeitable right to their contributions and employer matching contributions plus (minus) actual earnings (losses) thereon, all of which vest fully and immediately. Participant contributions and employer matching contributions are participant-directed.

Notes Receivable from Participants

Participants may borrow against their account balances at fixed interest rates. Loan terms range from one to five years for a short term loan or up to twenty years for the purchase of a primary residence and bear interest at rates that range from 4.25% to 10%. The minimum loan is $1,000. Participants may borrow against their account balance up to the lesser of one-half of the account balance or $50,000 (reduced by certain amounts attributable to outstanding loans).

Payment of Benefits

Upon termination of service or in the event of death or total disability, a participant (or the participant’s beneficiary in the event of death) may elect to receive either: (1) a cash lump-sum amount; (2) fixed or variable installments not to exceed the life expectancy of the participant and the participant’s beneficiary; (3) shares of Merck common stock (with respect to amounts invested in Merck Common Stock); or (4) certain combinations of the foregoing.

Participants whose account balances exceed $5,000 can elect to defer the receipt of their account up to age 70  1/2.

Small Benefits Payments—Notwithstanding the foregoing, if a participant’s account equals $5,000 or less as of the date of distribution, the account will be paid in a lump-sum.

2.	Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All investments are stated at fair value in the accompanying financial statements. Valuation of investments of the Plan that are in the Master Trust represents the Plan’s allocable portion of the Master Trust. The Plan’s investment is stated at fair value and is based on the beginning value of the Plan’s interest in the Master Trust plus actual Plan contributions and allocated investment income less Plan distributions, allocated investment losses and allocated expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Notes to Financial Statements

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Benefit Payments

Benefits are recorded when paid.

Expenses

All plan administration expenses are paid by the Company.

Recently Issued Accounting Standards

In January 2010, the Financial Accounting Standards Board (“FASB”) amended the existing disclosure guidance on fair value measurements, which was effective January 1, 2010, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which was effective January 1, 2011. Among other things, the updated guidance requires additional disclosure for the amounts of significant transfers in and out of Level 1 and Level 2 measurements and requires certain Level 3 disclosures on a gross basis. Additionally, the updates amend existing guidance to require a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements. Since the amended guidance requires only additional disclosures, the adoption of the provisions did not impact the Plan’s net assets available for benefits or changes in net assets available for benefits.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”). ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management is in the process of evaluating the impact of the adoption of this update on the Plan’s financial statements.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks and may decline in value for a number of reasons, including changes in prevailing interest rates and credit availability, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, widening of credit spreads and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Related-Party Transactions

Contributions are transmitted from the Trustee, Banco Popular, to the Recordkeeper, which invests cash received, interest and dividend income and makes distributions to the participants. The Recordkeeper also administers the collection of interest and principal on notes receivable from participants. These transactions qualify as permitted party-in-interest transactions.

Effective October 1, 2011, the Recordkeeper changed from Vanguard Group, Inc. (“Vanguard”) to Fidelity Management Trust Company (“Fidelity”).

Certain Plan investments are shares of Registered Investment Companies (mutual funds) managed by the Recordkeeper. As of December 31, 2011 and 2010, the total market value of the Plan’s allocated portion of the investments managed by the Recordkeeper were $3,259,808 and $25,872,797, respectively. During 2011, the Plan’s allocated portion of income (loss) from investments managed by Fidelity and Vanguard were $8,862 and $(1,007,877), respectively.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Notes to Financial Statements

Merck is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Plan transactions of Merck common stock qualify as party-in-interest transactions. The market value of investments in Merck’s Common Stock was $1,555,465 and $5,147,336 at December 31, 2011 and December 31, 2010, respectively. During 2011, the Plan’s allocated portion of income (loss) from Merck common stock was $(215,595).

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries who may also be participants in the Plan. These actions qualify as permitted party-in-interest activities. No such officer or employee receives compensation from the Plan.

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination.

5.	Tax Status

The trust of the Plan is intended to be exempt from taxation under Section 1165(a) of the Puerto Rico Internal Revenue Code of 1995, as amended, (the “PR Code”) and pursuant to Section 1022(i)(1) of ERISA under Section 501(a) of the United States Internal Revenue Code of 1986, as amended.

As long as the Plan is qualified under the PR Code and related regulations, participants will generally not be taxed on salary-deferred contributions until the year received. In addition, the earnings attributable to such contributions held by the Trustee are also generally exempt from taxation until the taxable year in which they are withdrawn by or distributed to the participant.

The Plan received a favorable determination letter dated February 18, 1997 issued by the Puerto Rico Department of the Treasury stating that the Plan meets the requirements of Section 1165(a) of the PR Code.

However, the Plan has been amended since the receipt of the determination letters. The Plan’s management, based on advice from the Plan’s tax counsel, believes that the Plan continues to be designed in compliance with the applicable requirements of the PR Code, and the Plan administrator believes that the Plan is currently being operated in material compliance with the applicable requirements of the PR Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Notes to Financial Statements

6.	Master Trust and Investments

The Plan had an approximate less than 1% interest in the Master Trust at December 31, 2011. The net assets of the Master Trust are as follows:

December 31, 2011
Registered investment companies (mutual funds)	$ 2,542,034,089
Common/collective trusts	2,393,149,871
Merck common stock	882,978,908
Other common stocks	778,007,033
Accrued interest and dividends	11,056,146
Other Net Assets	(5,712,585)

$ 6,601,513,462

Total investment income of the Master Trust for the year ended December 31, 2011, is as follows:

Year Ended December 31, 2011
Investment income, net
Interest and dividends	$101,502,769
Net depreciation in Registered investment companies (mutual funds)	(92,454,540)
Net appreciation in Common/collective trusts	64,245,307
Net appreciation in Merck common stock	46,615,834
Net depreciation in Other common stocks	(4,886,931)

Total investment income	$ 115,022,439

The following investments represented five percent or more of the Plan’s net assets available for benefits at either December 31, 2011 or December 31, 2010:

	December 31,

	2011	2010

Investment in Master Trust	$27,506,845	$–
Fidelity Retirement Money Market Portfolio	2,955,003	–
Vanguard 500 Index Fund Signal Shares	–	6,707,927
Merck Common Stock	–	5,147,336
Vanguard Prime Money Market Fund	–	3,756,678
Vanguard Admiral Treasury Money Market Fund	–	2,829,152
Vanguard Windsor Fund Investor Shares	–	2,584,938
Vanguard Wellington Fund Investor Shares	–	2,153,549
Vanguard International Growth Fund Investor Shares	–	1,803,985

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Notes to Financial Statements

During 2011, the Plan’s investments held outside of the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Year Ended December 31, 2011

Net depreciation in Registered investment companies (mutual funds)	$(1,466,635)
Net depreciation in Merck Common Stock	(669,946)

Total	$(2,136,581)

7.	Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Entities are required to use a fair value hierarchy which maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

    Level 1 – Quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 assets primarily include registered investment companies (mutual funds) and common stocks.

    Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

    Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Plan did not hold any Level 3 assets at December 31, 2011 and 2010, respectively.

If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. There have been no changes in the valuation methodology used at December 31, 2011 and 2010.

Within the Plan and Master Trust, investments are recorded at fair value, as follows:

Registered Investment Companies (Mutual Funds)

Registered Investment Companies (mutual funds) are valued at their respective net asset values. The net asset values are typically determined by the fund at the close of regular trading on the New York Stock Exchange. Investments in registered investment companies (mutual funds) generally may be redeemed daily.

Common/Collective Trusts

The common/collective trusts are valued at their respective net asset values. The fair value of investments in the common/collective trusts are determined by their trustee. The Plan’s investments in common/collective trusts generally may be redeemed daily.

Common Stocks

Common stocks, for which market quotations are readily available, are generally valued at the last reported sales price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of (i) the last published sale price or (ii) the mean between the last reported bid and asked prices for long positions, or at fair value as determined in good faith by the Trustee and the Company.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Notes to Financial Statements

Investments Measured at Fair Value

Investments measured at fair value are summarized below:

	December 31, 2011

	Fair Value Measurements Using

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets

Registered Investment Companies
US Small/Mid Cap Equity	$419,184	$-	$-	$419,184
Non-US Equity	484,650			484,650
Fixed Income	1,336,249			1,336,249
Cash and Short Term Investments	2,955,003			2,955,003

Total Registered Investment Companies	$5,195,086	$-	$-	$5,195,086

Investments in the Master Trust

Registered Investment Companies
US Small/Mid Cap Equity	$507,350,373	$-	$-	$507,350,373
Non-US Equity	747,273,595			747,273,595
Fixed Income	714,863,725			714,863,725
Cash and Short Term Investments	572,546,396			572,546,396

Common Collective Trusts
US Large Cap Equity		1,389,217,431		1,389,217,431
US Small/Mid Cap Equity		323,578,409		323,578,409
Non-US Equity		319,706,079		319,706,079
Fixed Income		336,337,766		336,337,766
Cash and Short Term Investments		24,310,186		24,310,186

Merck Common Stock	882,978,908			882,978,908

Other common stocks
U.S. Small Cap Equities	198,753,600			198,753,600
Large Cap Equities	579,253,433			579,253,433

Total Investments in the Master Trust	$4,203,020,030	$2,393,149,871	$-	$6,596,169,901

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Notes to Financial Statements

	December 31, 2010

	Fair Value Measurements Using

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets

Registered Investment Companies
US Large Cap Equity	$9,748,733	$-	$-	$9,748,733
US Small/Mid Cap Equity	1,461,932			1,461,932
Non-US Equity	1,803,986			1,803,986
Fixed Income	2,961,053			2,961,053
Balanced Fund (Stocks and Bonds)	4,773,195			4,773,195
Cash and Short Term Investments	6,585,830			6,585,830

Merck Common Stock	5,147,336			5,147,336

Total	$32,482,065	$-	$-	$32,482,065

8.	Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued.

THE SCHERING-PLOUGH PUERTO RICO EMPLOYEES’ RETIREMENT SAVINGS PLAN

Schedule H

Line 4 i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

**	Master Trust	Investment in Master Trust	***	$27,506,845

	Columbia Acorn Fund, Class Z	Registered Investment Company	***	419,184

	American Funds EuroPacific Growth Fund, Class R6	Registered Investment Company	***	211,589

*	Fidelity Retirement Money Market Portfolio	Registered Investment Company	***	2,955,003

*	Fidelity Diversified International Fund, Class K	Registered Investment Company	***	273,061

	PIMCO Total Return Fund - Institutional Fund	Registered Investment Company	***	1,336,249

*	Notes receivable from participants	Interest rates ranging from 4.25% to 10% and with maturities through 2029		1,662,182

		Total		$34,364,113

*	Denotes a party-in-interest to the Plan.
**	There are certain investments within the Master Trust that are party-in-interest.
***	Cost information not required to be presented for participant directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

By:	/s/ Mark E. McDonough

Mark E. McDonough
Vice President and Treasurer

June 27, 2012

EXHIBIT INDEX

Exhibit Number	Document	Page

23	Consent of Independent Registered Public Accounting Firm	15